05037528

COMMISSION
0549

BB 3/10

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 8 2005 WASH. D.C. 179

CM 3/14

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-29688

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 MM/DD/YY AND ENDING 12/31/04 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STEVEN L. FALK & ASSOC. INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 MORRIS AVENUE 1ST FLOOR
(No. and Street)

SPRINGFIELD (City) NJ (State) 07081 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN L. FALK 201-349-2254
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARSHALL S. ROSETT, CPA
(Name – *if individual, state last, first, middle name*)

2 N. DEAN ST. (Address) ENGLEWOOD (City) NJ (State) 07631 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TH 3/14

OATH OR AFFIRMATION

I, STEVEN L. FALK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STEVEN L. FALK & ASSOCIATES, INC, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Steven L. Falk

Signature

PRESIDENT

Title

-SEE ATTACHED-

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

State of Nevada }
}ss
County of Clark }

On FEBRUARY 23, 2005 before me, DUSTIN WALTER, Notary Public, personally appeared

- STEVEN LAWRENCE FALK,

_____ personally known to me – or – X proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

NOTARY PUBLIC
STATE OF NEVADA
County of Clark
DUSTIN WALTER
No: 03-82717-1
My Appointment Expires June 23, 2007

Notary Seal

WITNESS my hand and official seal.

Signature: [signature]

Printed Name: DUSTIN WALTER

My Commission expires on: JUNE 23, 07

DESCRIPTION OF ATTACHED DOCUMENT:

Title or Type of Document: ANNUAL AUDITED REPORT

Document Date: 2/23/05 Number of Pages: 2

Signers other than named above: X

STEVEN L. FALK & ASSOCIATES, INC.
FINANCIAL STATEMENTS
YEAR ENDING DECEMBER 31, 2004

MARSHALL S. ROSETT CPA
2 NORTH DEAN STREET
ENGLEWOOD, NEW JERSEY 07631
TEL # 201 816-8008
FAX # 201 816-8306

INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying balance sheet of Steven L. Falk Associates, Inc. as of December 31, 2004 and the related statements of income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining,, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management., as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the Financial position of Steven L. Falk & Associates, Inc. as of December 31, 2004 and the results of Its operations and its cash flows for the year then ended in conformity with generally accepted accounting Principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of basic financial statements, but is supplementary information required by rule 1 7a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marshall S. Rosett CPA

Englewood, New Jersey February 14, 2005

STEVEN L. FALK & ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash		$ 12,095
Receivable from Broker-Dealer- Clearing Account		35,000
Marketable Securities, at Market Value		41,212
Commissions Receivable		334,877
Fixed Assets		
Auto & Furniture & Fixtures	$45,768	
Leasehold Improvements	3,691	
Less Accumulated Depreciation	18,776	30,683
Total Assets		$ 453,867

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts Payable	$ 25,000
Accured Commissions Payable	271,343
Total Current Liabilities	296,343
Total Liabilities	296,343
Stockholder's Equity:	
Common Stock, $1.00 par value;	
100 Shares, Authorized, Issued & Outstanding	100
Additional Paid-In Capital	76,655
Retained Earnings	80,769
Total Stockholder's Equity	157,524
Total Liabilities and Stockholder's Equity	$ 453,867

The accompanying notes are an integral part of these financial statements,

STEVEN L. FALK & ASSOCIATES, INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:	
Commissions	$ 3,394,690
Dividend Income	1.028
Interest Income	14,484
Total Revenue	$ 3,410,202
Operating Expenses:	
Registration Fees & Dues	$ 49,433
Professional Fees	5,700
Line Charges/software	9,995
Telephone	7,624
Travel & Entertainment & Auto	36,646
Seminar Expenses	17,649
Clearing/Execution Fees	27,903
Insurance	5,329
Depreciation Expense	433
Office Expenses, Printing & Supplies	22,552
Commissions Paid	2,798,970
Unrealized Investment Loss	15,119
Utilities	2,752
Repairs & Maintenance	1,412
Postage	4,979
Payroll	350,000
Payroll Taxes	14,735
Total Operating Expenses	3,371,231
Net Income before Taxes	$ 38,971
Less Provision for State Corporation Taxes	240
Net Income	$ 38,731

The Accompanying notes are an integral part of these financial statements.

STEVEN L. FALK & ASSOCIATES, INC.
STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2004

Retained Earnings January 1, 2004	$ 42,037
Plus Net Income	38,731
Retained Earnings December 31, 2004	$ 80,769

The accompanying notes are an integral part of these financial statements

STEVEN L. FALK & ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:	
Net Income	$ 38,731
Adjustments to reconcile net income to net cash	
Provided by operating activities:	
Depreciation	433
Changes in operating assets and liabilities:	
Commissions Receivable	(216,249)
Marketable Securities	11,839
Accounts Payable & Short term Loan	177,305
Net Cash from operations	$ 12,059
Cash flows from Investing activities:	
Purchase Fixed Assets	(7,817)
Net increase in Cash and Cash Equivalents	4,242
Cash and Cash Equivalents – Beginning	7,853
Cash and Cash Equivalents – End	$ 12,095

The accompanying notes are an integral part of these financial statements

STEVEN L. FALK & ASSOCIATES INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock & Paid in Capital	Retained Earnings	Total
Balance January 1, 2004	$ 76,755	$ 42,038	$ 118,793
Net Income	_	$38,731	$ 38,731
Balance Dec 31, 2004	$ 76,755	$ 80,769	$ 157,524

;;The accompanying notes are an integral part of these financial statements.

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		157,524 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		157,524 [3500]
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0 [3520]
	B. Other (deductions) or allowable credits (List)		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		157,524 [3530]
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	48,400 [3540]	
	B. Secured demand note deficiency	[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges	[3600]	
	D. Other deductions and/or charges	[3610]	-48,400 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		109,124 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities commitments	[3660]	
	B. Subordinated securities borrowings	[3670]	
	C. Trading and investment securities:		

1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		6,182 [3734]	
D. Undue Concentration		2,082 [3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-8,264 [3740]
10. Net Capital			100,860 [3750]

STEVEN L. FALK & ASSOCIATES, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2004

1.Business Activity

The company is a securities broker registered with the Securities and Exchange Commission. The company commenced operations in 1983.

2. Summary of Significant Accounting Policies
Method of Accounting

The company maintains its books and records on the accrual basis for financial and Tax purposes.

3. Marketable Securities

Marketable Securities are carried at Market Value. The gross unrealized loss pertaining to these securities held in the investment account was 15,119 at December 31, 2004

Income Taxes

The company has elected to be treated as an "S" Corporation for Federal Income Tax purposes and has also made this election with the State of New Jersey. Consequently, the Company's income is taxable to the stockholder. Income taxes have been provided for estimated minimum currently payable to the State of New Jersey of $ 240 for the year ended December 31, 2004.

MARSHALL S. ROSETT CPA
2 NORTH DEAN STREET
ENGLEWOOD, NEW JERSEY 07631
TEL # 201 816-8008
FAX # 201 816-8306

February 14, 2005

Board of Directors

Steven L. Falk & Associates, Inc.
Springfield, New Jersey 07081

I declare that no material inadequacies exist in your accounting systems. Since your firm currently consists of only a sole shareholder-employee, it does not allow for true internal controls or procedures for safeguarding of securities or assets. As of December 31, 2004 there were no securities transactions which transpired and therefore, no securities were ever in your possession. Thus, I was unable to observe the application of your safeguarding procedures as of that date.

Marshall S. Rosett CPA

MARSHALL S. ROSETT CPA
2 NORTH DEAN STREET
ENGLEWOOD, NEW JERSEY 07631
TEL # 201 816-8008
FAX # 201 816-8306

February 12, 2005

Board of Directors
Steven L. Falk & Associates, Inc.
Springfield, New Jersey 07081

Please be advised that no material differences existed between the audited computation of Net capital and the Broker/Dealer's corresponding unaudited Part III Focus Report.

Marshall S. Rosett CPA